UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 21, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Takeda Pharmaceutical Company Ltd.

File No. 1-38757 - CF#37017

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     Takeda Pharmaceutical Company Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on December 6, 2018.

     Based on representations by Takeda Pharmaceutical Company Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.1   through November 16, 2028

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary